EXHIBIT 99.1

Investors:	Media:
ImClone Systems Incorporated	Abernathy MacGregor
Andrea F. Rabney	Andrew Merrill or David Pitts
(646) 638-5058	(212) 371-5999
Stefania A. Bethlen
(646) 638-5046

For Immediate Release

IMCLONE SYSTEMS INCORPORATED PROVIDES UPDATE ON
FINANCIAL FILING STATUS

Michael J. Howerton, Vice President of Business Development,
Appointed Acting Chief Financial Officer

New York, NY – May 15, 2003 – ImClone Systems Incorporated (Nasdaq: IMCLE), pursuant to Nasdaq procedures, today presented a plan to the Nasdaq Listings Qualification Panel with respect to the filing of its 2002 annual report on Form 10-K and its first quarter 2003 report on Form 10-Q in order to achieve compliance for continued listing on Nasdaq. As previously announced, ImClone Systems received a Nasdaq Staff Determination on April 9, 2003, due to the Company’s failure to file its Form 10-K.

As a result of the delayed filing of its Form 10-K, ImClone Systems is postponing the filing of its first quarter 2003 report on Form 10-Q. Nasdaq has advised the Company that, in accordance with standard Nasdaq procedures, the Company will receive an additional Nasdaq Staff Determination indicating that the Company has failed to comply with this filing requirement. As a result, the Company’s securities are subject to delisting from the Nasdaq National Market.

The Company anticipates receiving a written decision within several weeks from Nasdaq regarding the Company’s plan to file its Form 10-K and Form 10-Q.

According to Nasdaq, in the event the panel determines that ImClone Systems has presented a definitive plan demonstrating its ability to achieve long term compliance with Nasdaq’s listing criteria, ImClone Systems’ securities will continue to be conditionally listed on Nasdaq until all listing deficiencies have been cured.

In addition, ImClone Systems today announced that Michael J. Howerton, currently Vice President, Business Development, has been appointed Vice President, Finance and Business Development, and will serve as Acting Chief Financial Officer.

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“In order to focus my full attention on my responsibilities as Chief Administrative Officer and Acting Chief Executive Officer, I have recommended that the Board of Directors appoint Michael as Acting Chief Financial Officer,” said Daniel S. Lynch. “Michael’s prior experience directing activities relating to financial and strategic analysis, budgeting and profit planning makes him highly qualified to serve in this position.”

Mr. Howerton joined ImClone Systems in September 2001. Prior to joining ImClone Systems, Mr. Howerton built a 25-year career at Bristol-Myers Squibb Company. Mr. Howerton served as Vice President, Financial Analysis and Assistant Controller from 1998 to 2001. Prior to this position, Mr. Howerton served as Vice President, Corporate Development for eight years. Mr. Howerton earned a Bachelors of Arts Degree from Holy Cross College in 1973, and a Masters Degree in Business Administration in 1977 from Iona College.

About ImClone Systems Incorporated

ImClone Systems Incorporated is committed to advancing oncology care by developing a portfolio of targeted biologic treatments, designed to address the medical needs of patients with a variety of cancers. The Company’s three programs include growth factor blockers, cancer vaccines and angiogenesis inhibitors. ImClone Systems’ strategy is to become a fully integrated biopharmaceutical company, taking its development programs from the research stage to the market. ImClone Systems is headquartered in New York City with additional administration and manufacturing facilities in Somerville, New Jersey.

The matters discussed in this news release may include forward-looking statements which involve potential risks and uncertainties. Important factors that may cause actual results to differ materially include, but are not limited to, the risks and uncertainties associated with completing pre-clinical and clinical trials of the company’s compounds that demonstrate such compounds’ safety and effectiveness; obtaining additional financing to support the company’s operations; obtaining and maintaining regulatory approval for such compounds and complying with other governmental regulations applicable to the company’s business; obtaining the raw materials necessary in the development of such compounds; consummating and maintaining collaborative arrangements with corporate partners for product development; achieving milestones under collaborative arrangements with corporate partners; developing the capacity to manufacture, market and sell the company’s products, either directly or with collaborative partners; developing market demand for and acceptance of such products; competing effectively with other pharmaceutical and biotechnological products; obtaining adequate reimbursement from third party payers; attracting and retaining key personnel; legal costs and the outcome of outstanding legal proceedings and investigations; obtaining patent protection for discoveries and risks associated with commercial limitations imposed by patents owned or controlled by third parties. The company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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